UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 Under the

Securities Exchange Act of 1934

For the month of October 2026

General Fusion Group Ltd.

(Name of registrant)

Not Applicable

(Translation of registrant’s name into English)

6020 Russ Baker Way

Richmond, BC V7B 1B4

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

EXPLANATORY NOTE

On October 27, 2026, Dr. Michel Laberge, the Chief Science Officer and founder of General Fusion Group Ltd. (the “Company”), entered into an employment agreement with the Company (the “Employment Agreement”), pursuant to which, effective as of November 1, 2026, Dr. Laberge will transition to the part-time advisory position of Founder Emeritus until December 31, 2027, unless the Employment Agreement is terminated earlier in accordance with its terms, including upon two months’ written notice by either party or extended upon the agreement of both parties. As compensation for his service as Founder Emeritus, Dr. Laberge will be entitled to receive a base salary and, for calendar year 2026, to participate in the Company’s cash bonus plan. The Employment Agreement also includes customary invention assignment, confidentiality, non-solicitation, non-competition and non-disparagement provisions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

General Fusion Group Ltd.

Date: October 30, 2026	By:	/s/ Robert Crystal
	Name:	Robert Crystal
	Title:	Senior Vice President, Finance